DREYFUS PRIME MONEY MARKET FUND

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

The Board, including a majority of the non-interested Board members, of the above-listed series of CitizensSelect Funds (the "Fund") has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.                  Class Designation:  Fund shares shall be divided into Citizens shares,  Class A, Class B and Class C.

2.                  Differences in Services:  The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to holders of Class A, Class B and Class C shares pursuant to a Shareholder Services Plan, and holders of Class C shares pursuant to a Distribution Plan.

3.                  Differences in Distribution Arrangements:  Each Class of shares shall be offered at net asset value as described in the Fund's prospectuses.  No Class shall be subject to any front-end or contingent deferred sales charges.

Class C shares shall be subject to a distribution fee at the annual rate set forth on Schedule A attached hereto, pursuant to a Distribution Plan adopted in accordance with Rule 12b-1 under the 1940 Act.

Class A, Class B and Class C shares shall be subject to a shareholder services fee at the annual rate set forth on Schedule A attached hereto, pursuant to a Shareholder Services Plan.

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Citizens shares shall be subject to an omnibus account services fee at the annual rate set forth on Schedule A attached hereto, pursuant to an Omnibus Account Services Agreement.

4.                  Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under the Distribution Plan and Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) litigation or other legal expenses relating solely to a specific Class; (d) omnibus account services fees and transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (e) Board members' fees incurred as a result of issues relating to a specific Class.

5.                  Conversion Features:  No Class shall be subject to any automatic conversion feature.  Shares of one Class of the Fund may be converted into shares of another Class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new Class of shares of the Fund.

6.                  Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated:              April 16, 2002

Revised as of:   March 1, 2016

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SCHEDULE A

Name of Class	Fee as a Percentage of the Average Daily Net Assets of the Class

Citizens Shares
Distribution Plan Fees	None
Administrative Services Plan Fees	None
Omnibus Account Services Fees	.10%

Class A Shares
Distribution Plan Fees	None
Administrative Services Plan Fees	.10%
Omnibus Account Services Fees	None

Class B Shares
Distribution Plan Fees	None
Administrative Services Plan Fees	.25%
Omnibus Account Services Fees	None

Class C Shares
Distribution Plan Fees	.65%
Administrative Services Plan Fees	.25%
Omnibus Account Services Fees	None

As revised: March 1, 2016

A-1

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